Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Georgia Gulf Corporation
Commission File No. 001-09753

The following is a transcript of the portion of the B of A Merrill Lynch Leveraged Finance Conference in which Georgia Gulf Corporation participated on December 4, 2012.

Roger Spitz:

Good morning. I’m Roger Spitz, BofA Merrill Lynch’s high-yield analyst covering chemicals, paper and packaging. I have the pleasure of introducing Paul Carrico, CEO; Greg Thompson, CFO; and Martin Jarosick, Investor Relations.  I suspect most of you’re aware of the pending acquisition of PPG chemicals business using the tax efficient Morris Trust structure which will materially transform Georgia Gulf’s position within the chlorovinyls industry. With that, Paul?

Paul Carrico:

Thanks, Roger. Good morning everyone and welcome to Georgia Gulf’s presentation this morning. Appreciate you being here. I’ll share a few things with you about the company today and, in particular, about the announced merger with the PPG chemicals business - commodity chemicals business.  Starting off here, first, couple of slides - number two and three - the normal forward-looking statements will be included here, reflecting Georgia Gulf’s current view about future events. This includes the separation of the PPG commodity chemical business and the subsequent merger and some operating and financial performance related to the company. These statements involve risk and uncertainties which may cause actual results to differ. Georgia Gulf is not under any obligation to provide subsequent updates to these forward-looking statements.

So, with that out of the way, the normal comments there, starting off with the PPG transaction that we announced back, I think, it was back in July or so.  Basically, it is a Reverse Morris Trust structure. It results in the PPG shareholders getting about 50.5% of the shares and the existing shareholders for Georgia Gulf getting about 49.5%. This roughly doubles our share count from about 35 million to about 70 million shares. There is some other cash consideration included and we will be moving forward on trying to get this deal closed in, I guess, the current expectation is hopefully in the first quarter of this coming year.

In terms of the financial benefits, importantly, for the shareholders of both groups, there’s a total of about $115 million in synergies included in our plans. We spent a lot of time at the beginning of these discussions with them and trying to outline what the opportunities were for ourselves and ultimately we got into deeper discussions, and so we feel pretty good about these synergies. I’ll talk some more about that later. And it’ll be accretive to the company earnings and cash flow in this coming year once we complete the transaction.  It greatly enhances our financial flexibility going forward. It provides a solid foundation for us to work from in terms of doing new things as we get out into future years. It is subject to a shareholder vote from Georgia Gulf and importantly, there’s various conditions associated with the SEC and the IRS to get the rulings, particularly on the IRS side so that PPG realizes the benefits that they’re seeking out of all this. This statement says - the last statement says, expected to close in late 2012 - that’s not really going to happen - or 2013. It’s really going to be in 2013, the current timeframe of the expectations.

Looking at the strategic benefits of the transaction--combination is really highly complementary and we’ll show you some charts that illustrate how complementary it is between the two sets of assets in a little bit. It creates a leading integrated chemicals and building products company and will be about a range of $5 billion of sales revenue, which puts us in the range of a Fortune 500-type company. The synergies I mentioned and in particular the scale we’ll have going forward into what for us has really become a global market so we’ll be able to participate in those opportunities down the road.  We’ll have a strong capital structure. We have done - made a lot of progress on our balance sheet and our financial position over the last several years. This really changes the company in a significant way related to the size and that is being done without significant leverage on the balance sheet as you know from the Reverse Morris Trust structure. A piece of that is stock, so it’s not all debt loaded on. So we start off with a good debt ratio at the beginning and we’ll talk more about that in a minute.

In terms of the enhanced integration, looking at slide six, we really are believers that the natural gas shale play is an important facet of the North American operations, particularly in the chemical side over the next multiple years. And as you may already know, chlor-alkali is heavily dependent upon natural gas for production. And this is a good way for us to enhance our activities in a big way going forward in the use of that natural gas. It will make us very competitive.  North America already is very competitive in the global market, but this, for us, allows us to participate when various margins in the chain move from one segment to the other as we come together with PPG.

The cash flows, importantly, are strong out of the new company since we’re not going to have an overly burdensome interest payment in capital cost. We do generate free cash flow in the beginning years and are able to further look towards what our future opportunities are. And importantly for us, we’re very well positioned with this process to participate in all of the ethylene build that’s occurring in the North American continent. As you know, there’s probably on the order of 25-plus billion pounds being built, and it’s going to come in at a time where we’re going to need it in ‘16 and ‘17. And so we’re looking to participate in that as we go forward.

So, why does this make sense from an asset point of view? If you look at this chart, it shows the combined structures of the Georgia Gulf assets as well as the PPG chemicals assets. And you see across the chart, there’s ECUs which is mostly chlor-alkali there and then the VCMs, the middle chart, and then PVCs on the right-hand side. And when you look at the colored bars for the NewCo combined entity, you see that we participate within the top four of all those categories. Importantly, these days, the chain is significant. And so related to the whole chain on the chlor-alkali, VCM and PVC puts us in a nice position and really allows us to participate in the various areas, both domestically and globally, importantly.

So, because PPG was primarily chlor-alkali and Georgia Gulf was primarily vinyl, once the two companies are combined, we fortunately have the opportunity to work on both sides of the equation. For us, it was always PVC in the past and we’ll have the chance to further accelerate our participation in the PVC side of the industry. And then likewise for PPG, on the other side, with the chlor-alkali, they were much heavier into the caustic piece and the supply of chlorine to multiple different uses to include merchant materials as well as derivatives.  You see here, the chart that shows the caustic demand in the different market segments that are included in that market segment. Multiple different uses and not a super driver in any one of them necessarily whereas chlorine is a bit more focused on the vinyl side. And you can see on the right hand side chart there that vinyls drive about 37% of the chlorine demand.  Again, because vinyl is now a global commodity, even stronger terms than it was in the past and because of the cost position, that’s an important piece for North America going forward. That chlorine molecule can now go to many other parts of the world and be competitive on a cost basis.

So, the next chart really illustrates the NewCo product portfolio and on the left-hand side is the chlorine mix and the right-hand side is the PVC mix.  We have spent the last number of years diversifying our PVC chain to where we have these market segments. You see there’s exports, internal compounds, building products downstream where we make things like siding, windows, doors, moldings and pipe and then the merchant market, of course. But importantly, for us we were very limited or much more focused on the merchant market years ago and now we’ve got this diversity on our vinyl outlook.  With the merger of PPG, or with PPG, on the chlorine side, you see the split there; still heavily focused on the vinyl chain and derivatives--things such as maybe pool chemicals for chlorinating your water and then the merchant chlorine piece, too, will be important. So, we like the fact that there’s diversity on both sides in the future, and we expect to continue with that as we go forward.

Taking a look at the synergies that we expect with the transaction--about $115 million total--and we’re saying that that’s going to cost about $55 million to achieve. And there’s three basic buckets. First of all, the procurement and logistics side, operating rate, and then G&A reduction.  If I start at the bottom on the G&A reduction, that’s basically focused on a couple of things. One is there’s some accounting changes with the pension plan that get implemented as we complete the transaction. And then secondly in that area, there was a fair amount of corporate overhead that the corporate parent in PPG assigned to the chemicals division. And as NewCo, we will pick that up with the existing GGC corporate structure and significantly reduce that charge.

In terms of procurement and logistics, as you can imagine, we do ship some caustic. We do ship some other things that are similar to what they ship, and so we’ll be optimizing the freight in the new entity and get reductions both there and some other areas on procurement - or on logistics. And on procurement, with the new entity, we’ll have a lot of different choices because of the geographical focus in two different parts of Louisiana--one on the east, one on the west side there, where we can hopefully take advantage of ethylene purchases, natural gas purchases and other materials, particularly other materials in that we buy a lot of material for the plants and the different production facilities.  Once we combine, we’ll take a look at that--put that together--and then try to optimize costs. And therefore the spend with individual vendors will be significantly bigger than what it was in the past, hopefully resulting in some cost savings. The expectation is at the end of the first year, we are about at a $30 million - or excuse me, a $60 million run rate with the $115 million run rate achieved by the end of the second year.

The next chart really illustrates the piece of the operating rate opportunities associated with the synergies, or at least one of the pieces--one of the strong pieces here. Geographically, Georgia Gulf’s VCM plant is in the same region as PPG’s largest chemical complex in Louisiana. And you see that they’re fairly close when you look at this bird’s-eye view. We’ve been a customer and supplier for many, many years with them.  So this is basically just enhancing what we’ve been doing in the past without the, I’ll call it, the questions around whether or not you want to optimize the whole entity.  We’ll be wanting to do that.  And of course, for us, importantly, that will allow us to be more consistent on our operating rates, particularly in the slow times of the year. As most of you would know, the fourth quarter and the first quarter - in North America for the building side anyway — it slows down quite a bit as people have holidays and weather doesn’t cooperate with those activities. So during that period, with the change in the global competitiveness that we will have, we then have a unique opportunity to be a much stronger player consistently on the export side going to many other countries in the world.

That was the - going back to the previous chart - that was the bucket in the middle there for operating rates, and expect that that one can be worked on early on as we complete the transaction.

Looking at the sites, you see the map here that shows the different locations. As you might expect, the chemicals assets are primarily on the Gulf Coast region. Both Georgia Gulf and PPG’s assets are generally in that area, although there are some spot and sites further north. And then there’s a lot of building product sites associated with our existing building products business up and down the eastern half of the United States and then some on the western half of U.S. and Canada.

If you’ve followed Georgia Gulf over the last several years, you know that we’ve rationalized in particular the building products sites considerably.  So, we feel like we have a good footprint that will work well and perform well related to what’s expected to be pickup in the housing market. We all seem to be hearing stories about more optimism on the homebuilder side, and as that carries forward, these sites will be able to pick up in operating rates for us because we fully expect that will drive PVC consumption. On the right-hand side of the chart there you see a small map and there is a chlor-alkali facility in Taiwan included in the transaction, and that will come along with the PPG assets.

Taking a look at the cost curve.  In particular, why does Georgia Gulf or even why does the industry compete globally now in a different way?  I can’t really remember the time when we had this kind of cost structure versus the rest of the world. And on this chart you see chlor-alkali cost curve on the left and the PVC cost curve on the right. You notice the delta in particular on the chlor-alkali side. That’s very substantial in a world where a lot of times even $10 or $20 a ton would make a difference on shipping. You see in some cases hundreds of dollars a ton difference in the cost. What that means is - that North America becomes very attractive to supply other parts of the world in vinyl, which is a unique and very appropriate material for moving water, as countries develop whether it’s the forced supply water or the drainage water.

And so for the vinyl molecule, you’ve got the chlor-alkali, which has a unique cost advantage. And the other half of the molecule is ethylene. And we all have heard the stories about how ethylene can now compete in the rest of the world. So both pieces of what we send to other countries is in a really good cost position going forward.

As the North American market has picked up, so has the operating rates for vinyl. It is also driven now by the export piece of the equation.  Importantly, exports really came into play in the last couple of years as the natural gas advantage appeared. And what’s happened here is it’s steadily driving up the operating rates for vinyl.  Typically, we get better margins--better contributions coming off of some really very low periods--as these operating rates get up to the 90% range.  And you can see by this chart that some forecasters have us at the 90% general range even as early as 2013, but certainly when you get into 2014.

There are no, to our knowledge, any large major expansions planned in vinyl at this point. So without those announcements or without that construction activity going on, then these operating rates are really driven by the improvement as you get the North American housing picking up--and that we continue to penetrate more into the global export market.  Importantly, this year, we’ve seen exports continue to sustain themselves as an industry and have kept the operating rates in a pretty good mode, even despite the fact that the housing demand has not really caused those operating rates to be in a high range. So there’s been times where 60% or 65% of the market is focused on the domestic market and the remainder is all going offshore. Big difference from past years gone by.

This next chart is really just a very typical housing drop. You’ve all seen this kind of a chart. And we clearly seem to be, when you listen to all the people in the industry out there--whether it’s homebuilders or the construction folks, whatever--that we seem to be in a mode of a true pickup here now versus where we’ve been. There is clearly uncertainty about when that gets to a certain point that’s more normal, say--1.2 million, 1.3 million, 1.4 million starts--but it seems to be on track to head in that direction.  That being the case, it almost necessarily, as long as vinyl becomes an accepted product as it is today, causes those vinyl pounds to be increased in the North American market--the consumption. So this year, you’ve seen, for the industry, about a 6% to 7% increase in demand. You would make the expectation there was that chance, and I think a lot of the forecasters have this in their forecasting--say that over the next couple years we could see something similar to that each year, which further drives the operating rates higher in vinyl and either somehow the industry increases the volumes or some of that export market moves back into the domestic side.

Looking at the combined mid-cycle EBITDA for the new entity, we’re showing about $850 million for this. And you can see the components between aromatics, building products, and chlorovinyls. Aromatics has come off the trough and this year has performed better in our first three quarters as we’ve reported, mostly because of a change in the operating rates in the industry as some of the assets, some of the facilities were restructured or idled during this period. After a ten-year period of pretty severe - low operating rates in some cases for aromatics that’s stepped up into a different range these days than where it was.  So show the mid-cycle for that.

Building products is mostly based upon what we’ve seen in the past when we see companies in our types of products. The growth that’s going to naturally occur in North America because of housing pick up as well as what we expect related to normal margins in this industry should drive us to a higher number. At this point, the margins really are not sustainable long, long-term with the debt levels that folks have and so there’s every reason to think that will move into a different zone in the coming couple of years - several years as housing gets back.

Chlorovinyls, again, mostly a combination of history and synergies; you see the red bar showing the synergies that we’ve outlined before. And then the other numbers represent what we’ve seen in years gone by and the normal recovery as this industry, this chlor-alkali - chlorovinyls group comes out of a trough. So you put those all together and you see the $850 million level on the mid-cycle EBITDA. We don’t expect those groups to all get there at the same time, but generally if they did, that would be the range we’d be looking at.

You roll that into what happens on the free cash flow side and you see by this chart that the LTM number is $458 million for the group.  Whereas the LTM for Georgia Gulf as we reported at the end of the third quarter was about $157 million free cash, which - that follows the couple of years we’ve had - this will be the third year, I guess, based upon the track record we’re headed towards right now that we’ve generated free cash in excess of $100 million.  Importantly for us, we do this without dramatically changing the balance sheet from a leverage point of view.

You see at the end of the third quarter, a 1.7 leverage ratio with a debt-to-EBITDA.  And, then as we start up the new entity, if we were in that mode now, we would be about a 1.9 and our target in the past has been about a 2 range. So importantly, we’ve got a pretty good debt ratio at the beginning. Free cash flow, you can imagine when you do the calculations on the interest costs for the debt and the LTM CapEx-type numbers, which we’ve put out there before--that the result is ultimately an excess of cash right off of the bat. So, we’ll be looking to improve shareholder value and maximize what we can do with that cash as we go forward.

So that again in summary, we’re still extremely excited about the transaction, even though it’s been months in the past that we announced it and--waiting for the various approvals. The macro conditions out there related to the economy and housing coming back and the competitive — most importantly, the competitiveness of the U.S. related to the world still are out there. We’re very enthused about moving forward, just need to get past some of these steps we have to take to get there. We think with the strength that we have in these different areas of the product lines, we have good opportunities going forward and we’re looking forward to working on those. And then cost synergies and the capital structure all come together to really give us quite a story as we bring the two entities together--get started and see what we can do enhancing the shareholder value.

So with that, that concludes my comments. Are we up for any questions or if we have...

Roger Spitz:

Sure.

Do you have questions - I guess — oh …. Okay, Mark.

Unidentified Participant:

My question is what’s the governor on exports stopping that from getting any bigger? Is it port capacity, ship availability, export port availability?

Paul Carrico:

I don’t - exporting is not that complicated once you get some assets in place. And it’s not a huge, major capital investment. It’s really more about do you have - in today’s world - is do you have enough ethylene to move that out so that you can ramp that up? But the industry has been operating at 35% to 40% for the last year or two at times, and in the past, it was more like 10%. So you see how quickly we moved up to 40%. It could be higher than that if the industry chose to. So if - and you might make the case that down the road, years down the road, that the Gulf Coast continues to be an attractive place for investment for chlorovinyls and so that would just bump that up without too much complication.

Inaudible

Paul Carrico:

Yes, it’s not really pellets powder, not quite pellets, but yeah, it goes in either super sacks or one-ton bags, something like that.

Unidentified Participant:

Paul, on the optimizing operating rates, maybe you could talk about it a little further, is that perhaps running some assets harder and closing others, or is it taking some things that were being sold externally and pushing it through available capacity internally?

Paul Carrico:

Yeah, it’s mostly a case of--in years gone by we’ve had different motivations of where to move chlorine and where to move vinyl.  So we couldn’t always come to an agreement on a cost structure that incented us to operate our facilities at the higher rate, mostly in the first quarter and the fourth quarter, because that’s when the domestic demand dropped off.  With the new entity, basically the integration of the chlor-alkali would for most cases cause us to operate at higher rates. And it will result - hopefully, we don’t know this exactly - but hopefully would result in an operating rate higher for the chlor-alkali facilities that PPG has. It certainly would operate higher for us related to VCM and PVC than where we’ve been in the past. And all of that gives you better cost coverage on your fixed cost side as well as should contribute some margin as the global market is going to give us some kind of margin on top of that for the future with our cost structure as it is.

Unidentified Participant:

Also I had a question on the chlor-alkali cost curve. You showed Northeast Asia excluding China to be fairly low in electricity. Are they - is energy in fact - was that what was driving that piece of the bar low?

Paul Carrico:

Yeah, I think that chart is dated. It’s going on about a year old at this point, so I guess I wouldn’t necessarily conclude today - in today’s world, I think those charts come out again pretty soon and so we’ll see an update. But, yeah, it’s going to be typically driven by the energy side of the equation. Basically, it’s the difference between most parts of the world are either driven by oil or coal or something like that, whereas U.S. is now being driven by natural gas in our area.

Unidentified Participant:

I had another one on the Dow-Mitsui JV - chlor-alkali JV plant comes on sort of in the short to mid-term--do you see any impact on the supply-demand balance of North American chlor-alkali when that comes online?

Paul Carrico:

Tough to say. There’s certainly a fair amount of capacity in that area coming on. I guess the way I would relate to that is that we are such a global market now that there’s every opportunity for anybody, whether it be them or other producers that might be displaced by them to move their materials offshore. So in a rational world, I suspect that’s what’ll happen. And in fact, related to the world, global demand is not that big a number in terms of the whole pie out there.

Unidentified Participant:

I guess I had one last one. As the housing report comes back, do you think there’s a faster snap-back in your chlorovinyls, PVC business or in the profiles or other Royal business? Which EBITDA comes back faster?

Paul Carrico:

Between building products and...

Unidentified Participant:

Building products and chlorovinyls?

Paul Carrico:

I suspect that the chlorovinyls is a little bit quicker to come back, mostly because it’s forecasted at this point by those doing these forecasts out there to be at that 90% plus range in the next year or so, and housing could either come back faster or slower, we don’t know. But it seems like almost surely that chlorovinyls is on a better path right now just because of the export demand we talked about and the combined improvement in the housing market.

Roger Spitz:

Questions? Okay, Paul, Greg, Martin, thank you very much this morning.

Paul D. Carrico:

Thank you.